PRIMARI


10010000
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Friendly AI for *Anywhere/Any Time* Working Professionals

PRIMARI

A Diverse Team of Founders and Independent Directors



Francisco Gomez
Co-Founder

- Design Thinking Adv. Board – **Rutgers U.**; Entrepreneur-In-Residence - **Stevens Tech Venture Center**
- Manager Global Ops. Strategy, Data Analytics, Intelligence Solutions - **PwC**
- Manager Business Intelligence and Knowledge Management - **Kirkland & Ellis**
- Strategy and Data Analytics Client Relationship Manager - **Dealogic**



Andrei Volgin
Co-Founder

- Co-Founder **- Spiral Universe** *(Acquired by STI, now part of PowerSchool)*
- Founder - **Adamant Media Corp.** *(Acquired)*
- Founder - **Adamant Financial Corp.**



Darshan Khedekar
Technology Advisor

- Machine Learning and Digital Exchange Data Analytics Architect – **NASDAQ** *(Current)*
- Technology Advisor – **DexterityDB** *(Current)*
- Market Data Technologist - **Deutsche Börse**
- Senior Engineer - **Deutsche Börse**



Katherine Kalin
Independent Director

- Board Member – **Clinical Genomics**; **Brown Advisory Inc.** *(Current)*
- Retired CVP Corporate Strategy - **Celgene**
- VP Marketing, Sales, Strategy, Corporate Development - **Johnson & Johnson**
- Partner, Global Healthcare Practice – **McKinsey & Company**
- Investment Banker/Corporate Finance – **Nomura International Ltd.**



Diane D'Erasmo
Independent Director

- Board Member – **BHI Advisory Group**; **White & Warren** *(Current)*
- Leadership Facilitator – **Deloitte** *(Current)*
- Strategic Advisor - **BHI USA**
- Vice Chair of Corporate Banking – **HSBC Bank USA, N.A.**
- Audit Manager **- Deloitte**

DAN – The Digital Analyst Powered by Friendly AI Built to Complete Business Tasks and Projects in Minutes

From any device, users can e-mail, text or use their voice to assign simple tasks or long, tedious, multi-step assignments to *DAN*.


salesforce

DAN quickly translates the request into code that CRMs, ERPs, SaaS and Social Media platforms understand and execute.

In minutes, *DAN* delivers the complete assignment.

No Effort I No Wait I Smart Tech

Invisible Software powered by Friendly AI

Each Day Millions are Expected to Work Anywhere, Any Time but Struggle with Unintuitive Software, Tedious Tasks and Tight Deadlines



Unintuitive Software





Vendor-Specific Skills


QuickBooks
salesforce



Tedious Manual Work







PRIMARI

Naturally, Delegating Assignments to Skilled Staff is The Top Choice But Automation Solutions are Slowly Gaining Ground



Delegate Work to Existing Staff

Recruit Specialists and Retrain Staff

Adopt Low-Code Automation Tools

Adopt Enterprise Automation

People DON'T Scale

!

NOT for End-Users: Low-Code and Automation are for Coders

DAN - The Friendly AI Analyst that Understands Natural Language and Completes Assignments in Minutes


User Conveniently Delegates Tasks and Projects
salesforce
Swiftly, DAN Completes the Project in Minutes

DAN's Simplicity, Convenience and Speed Quickly Become of Daily Use

PRIMARI

DAN's Business Skills Can Complete Most Business Tasks
DAN can Work for Global Organizations, SMBs and Individuals

BDO

Business Intelligence Researcher Senior Associate

BDO USA, LLP • New York City, NY, US

Skills & Abilities

- Excellent verbal and written communication skills
- Strong analytical and basic research skills related to the retrieval and organization of high volumes of information
- Solid organizational skills especially ability to meet project deadlines with a focus on details
- Ability to successfully multi-task while working independently or within a group environment
- Proven ability to work in a deadline-driven environment and handle multiple projects simultaneously
- Ability to interact effectively with people at all organizational levels of the firm



DAN -Digital Analyst Powered by Friendly AI

PRIMARI Analytics

Company Website



KIRKLAND & ELLIS

Business Development Coordinator (Transactional Business Intelligence)

ESSENTIAL FUNCTIONS

- Gather and vet data from various sources/databases to compile a variety of intelligence briefings, including (but not limited to):
    - company / private equity firm profiles
    - relationship intelligence documents
    - biographical dossiers
- Monitor alerts and news flow to support proactive BI team initiatives
- Conduct research in support of cross-marketing, industry targeting, and or competitive intelligence/benchmarking projects

Anonymous SMB

Recruiting Receptionists, Administrative and Executive Assistants and HR Profe...
1mo

Seeking an Administrative Assistant for CFO and accounting group at Real Estate Firm:

Responsibilities:

Generation of Monthly financial books distributed to principals

Monthly Excel analysis of various expense accounts

Generating monthly reports from accounting software for distribution to principals and department heads

Summarizing Real Property tax bills on a quarterly basis for 2 condominiums

the execu|search group

Business Development Associate

The Execu|Search Group • New York City, NY, US

Job Description

- Work with business leads to identify global market trends and client requests
- Conduct research and analysis, including synthesizing sales and trading information
- Research and monitor industry research reports, media, and client inquiries
- Work with traders and client services in the US/EU and Asia to develop relevant and compelling content

Is There a Need for *DAN's* Skills Today? And in the Future?

Technology, Work Habits and Performance Expectations are Converging

What has NOT Changed in 100 Yrs.

- Expectations for Fast Performance
  - *"I need this yesterday"* – Clients and Supervisors Expect Rapid Completion and Delivery of Tasks and Projects
- Proliferation of Business Applications
  - Numerous New Applications for Same Business Function
- Speed of Technology Development
  - Technology Advances at a Faster Pace Than Humans Can Adapt and Learn
- Willingness to Pay for Noticeable Better Products
  - Faster, Simpler, More Convenient than The Alternative

What is Rapidly Changing


e-mail access & familiarity
100%
Employees want better tools for work
95%
Time spent searching info
19%
Firms seeking D&A skills (2021)
69%
Time on e-mail
28%
Staff relying on mobiles
60%
Millennial workforce by 2020
50%
US talent gap
60%
Employees using more work tools than in last 2 years
56%

Sources: McKinsey & G2 2019 State of Software Happiness Report

PRIMARI

The Skill-Based Labor Market is a +$100m Rev. Opportunity for *DAN*

Global TAM*

$33.90bn

USA			Rest of World		
$3.72bn			$30.18bn		
SMBs (1-500 Staff) x $120/yr.	6m	$0.72bn	$11.28bn	94m	SMBs (1-500 Staff) x $120/yr.
Large (>500 Staff) x ~$100k/yr.	30k	$3.00bn	$18.90bn	189k	Large (>500 Staff) x ~$100k/yr.

Skill-Based Gig/Freelance Market

Freelancers Generate **$1.7bn** via Upwork I are **35%** of US Workforce I are **EU's Fastest** Growing Labor Group

*Sources: US Small Business Administration, Statista (estimates), Upwork, Deloitte, Freelancers Union and Edelman Intelligence *Bottom-Up Approach= DAN pricing x # businesses (SMBs assume only 1 license)*

Skill-Based Hiring and Work Demands are Shifting the Marketplace in *DAN*'s Direction


1
2
3

Users Select Market Winners

Quickly Becomes of Daily Use I Convenient and Easy-to Use

DAN Communicates Like You Do I Doesn't Disrupt User Habits

Tangibly Faster I Than Expected Delivery of Assignments

Constantly Improves I Learns Any Software and Adds More Skills

*(40X)Company Profile Use Case: 80min (staff) vs 2 min *(DAN)*

PRIMARI

Our Friendly AI Differentiation is Rooted in Innovation that Opens Up a Wide Market Opportunity and is Protected by Multiple Advantages



Innovative Approach

We train technology to serve the user immediately - On Day 0

Others assume users will learn the technology. i.e. develop complex technological enhancements



Wider Market Availability

Every user across any industry can use *DAN*'s Friendly AI: intuitive interface and powerful skills

Others only serve narrow groups and use cases. i.e. experienced/tech savvy users in medium/large organizations



Multi-Layer Competitive Advantage

DAN's intelligent technology, skills collection, and user-experience-design are IP assets layered to serve as highly durable competitive advantages

Others focus on a single element and are highly vulnerable to market changes

PRIMARI

Progress to Date



*Projected Timeline
Oct 2018
Incorporation
Oct 2018
Recruitment of Tech Advisor & Board
Jan 2019
Pilot Client
May 2019
Prototype
Nov 2019
Private Beta
Jan 2020
Additional Skills
Jun 2020
Funding Fulfilled
Sep 2020
Release Freemium Version
Dec 2020
Release Professional Version
Marketing of Freemium and Professional Versions

Join Us in Bringing *DAN* to Market

PRIMARI

$1.0m

- (85%) Product Development
- (10%) Operations and Administrative Expenses
- (5%) Sales and Marketing

15-month runway for Product Development and Sales

Mission

Deliver Friendly AI to:

Simplify and improve the anywhere/anytime work experience

Reduce the workload of busy professionals

Empower professionals to use any software without prior training

Improve the job satisfaction of millions of workers

PRIMARI

Invisible Software Powered by Friendly AI


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For Business Professionals

www.primari.ai
@primari_ai
fgomez@primari.ai